

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

April 30, 2008

Raymond Cook
Interim Chief Financial Officer
Mindspeed Technologies, Inc.
4000 MacArthur Boulevard, East Tower
Newport Beach, CA 92660-3095

      Re: **Mindspeed Technologies, Inc.**
              Form 10-K for the Fiscal-Year ended September 30, 2007
              Filed November 30, 2007
              File No. 000-50499

Dear Mr. Cook:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief